Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Receipt of a Tender Request

Pomona Investment Fund

780 Third Avenue, 46th Floor

New York, NY 10017

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

We are writing in regard to the tender request submitted for the above-referenced account. Please be informed that the tender request has been received and if deemed to be in good order will be processed in accordance with the terms set out in the Offer to Purchase. Should you wish to withdraw your tender request, please refer to the Offer to Purchase for specific deadlines.

As disclosed in the Offer to Purchase with respect to our offer to repurchase shares, the Fund reserves the absolute right to reject any or all tenders determined not to be in appropriate form or to refuse to accept for payment, purchase, or pay for any shares if, in the opinion of its counsel, accepting, purchasing, or paying for such shares would be unlawful, such as acceptance of a tender request past the deadline. Please note that the Tender Authorization Form included in the Letter of Transmittal is valid only in conjunction with the terms of the Offer to Purchase.

If you have any questions, please feel free to contact Pomona Investment Fund at 844-2-POMONA (1-844-276-6662), Monday through Friday from 8:00 a.m. to 5:00 p.m., Central Time.

Sincerely,

Investor Services

cc:      Advisor Name